EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (“Agreement”) is entered into this 15th day of September,  2008 by and between (1) BIOFIELD CORP. (“BZEC” or the “Company”), a Delaware public corporation; and (2) SHIVA SHARAREH
 (“Executive”).

RECITALS:

WHEREAS BZEC seeks to hire Executive as the Chief Technology Officer of the Company;

WHEREAS the Company and Executive desire to delineate the terms and conditions on which (i) the Company shall employ Executive, (ii) Executive shall render services to the Company, and (iii) the Company shall compensate Executive for such services; and

WHEREAS in connection with the employment of Executive by the Company, the Company desires to restrict Executive's rights to compete with the business of the Company and/or any of its affiliates or joint venture partners;

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Executive agree as follows:

1.           EMPLOYMENT.

The Company hereby employs Executive and Executive hereby accepts employment with the Company upon the terms and conditions hereinafter set forth.

2.           TERM.

2.1.           The term of this Agreement (the "Term") shall be for a three (3) year period commencing on the Effective Date (as defined in Subsection 2.2 below) of this Agreement, subject, however, to termination as provided herein in Sections 7 and 8 below of this Agreement.

2.2.           The effective date of this Agreement shall be the commencement  date agreed to by the parties hereto, provided that such date shall be September 15, 2008  (the "Effective Date").

2.3.           Executive and the Company understand and acknowledge that Executive’s employment with the Company constitutes an “at-will” employment.  Subject to the Company’s obligations to provide severance benefits as specified herein, Executive and the Company acknowledge that the Company may terminate this employment relationship at any time, upon written notice to Executive, for any or no cause or reason.

2.4.           Executive shall formally assume the role of the Chief Technology Officer of the Company on the Effective Date.

2.5.           Notwithstanding anything to the contrary contained herein, this Agreement may not be terminated by the Company during the initial six (6) months following its execution and approval by the Board of Directors of the Company..

3.           POSITION, DUTIES AND RESPONSIBILITIES.

3.1.           During the Term, Executive shall serve as the Chief Technology Officer of the Company.  Executive shall report solely and directly to the Company’s Chief Science Officer (“CEO”), Board of Directors (the “Board”) and the Chairman of the Board (the “Chairman”). During the Term, Executive shall have such responsibilities, duties and authorities as commensurate with persons in similar capacities in similarly sized and situated companies and such other duties and responsibilities as the CEO,  Board and/or the Chairman shall designate.

3.2.           In the performance of all of his responsibilities hereunder, Executive shall be subject to all of the Company's policies, rules, and regulations.  In performing such duties, Executive will be subject to and abide by, and will use his best efforts to cause other employees of the Company to be subject to and abide by, all policies and procedures developed by the CEO, Board, the Chairman, any executive committee of the Board, or senior management of the Company.

3.3.           During the Term unless otherwise agreed by the CEO, Board and/or Chairman, Executive shall devote his full attention and expend his best efforts, energies, and skills on a full-time basis, to the business of the Company and any corporation controlled by the Company (each, a "Subsidiary").  The Company acknowledges that Executive may from time to time be engaged in other business activities separate from and outside the scope of the business of the Company.  The Company agrees that the devotion of reasonable amounts of time to such other business activities will not violate the terms of this Agreement on the conditions that (i) such activities are not corporate opportunities of the Company; and (ii) such activities do not materially interfere with the performance of Executive's duties hereunder.  For purposes of this Agreement, the term the "Company" shall mean the Company and all Subsidiaries.  Without violating this Agreement, Executive may (i) serve in any capacity with any professional, community, industry, civic, educational or charitable organization, (ii) serve as a member of corporate boards of directors on which Executive currently serves and, with the consent of the Board (which consent shall not be unreasonably withheld or delayed), other corporate boards of directors and (iii) manage his and his family's personal investments and legal affairs so long as such activities do not materially interfere with the discharge of Executive's duties, constitute a corporate opportunity of the Company or create a potential business conflict or the appearance thereof.  If at any time service on any board of directors or advisory board would, in the good faith judgment of the Board, conflict with Executive’s fiduciary duty to the Company or create any appearance thereof, Executive shall, as soon as reasonably practicable considering any fiduciary duty to the other entity, resign from such other board of directors or advisory board after written notice of the conflict is received from the Board. Service on the boards of directors or advisory boards disclosed by Executive to the Company on which he is serving as of the Effective Date are hereby approved.

3.5.           Executive agrees to serve without additional compensation as an officer and director of any of the Company’s subsidiaries, affiliates, and joint venture entities and agrees that any amounts received from such corporation may be offset against the amounts due under this Agreement.

4.           BASE SALARY AND OTHER COMPENSATION
OPPORTUNITIES.

4.1.           For all services rendered by Executive under this Agreement, the Company shall pay or cause one or more of its subsidiaries to pay Executive during the Term a base salary at an annual rate of not less than Two Hundred Twenty Thousand U.S. Dollars (US$220,000.00) (the “Base Salary”).  The Company shall pay a one time payment of Fifty Thousand U.S. Dollars (US$50,000.00) payable at ninety days and another one time payment of Fifty Thousand U.S. Dollars (US$50,000.00) payable at one hundred and eight days, as two equal parts of a deferred signing bonus. The Company shall pay the Base Salary to Executive in accordance with the standard practice it develops for payment of compensation to its employees but not less frequently than monthly.  Executive’s Base Salary shall be subject to annual or other review by the Board (or a committee thereof) and may be increased, but not decreased, from time to time by the Board.

4.2.           At the end of the each year of employment or other date designated by the Board, provided that Executive is employed by the Company at the time, Executive shall have the opportunity to earn an annual cash bonus for that year to be determined by the Board, in its sole discretion based on, inter alia, its review of the Company’s and Executive’s performance that year, including but not limited to the achievement of the Company’s and Executive’s objectives the first year.

4.3.           The Company shall issue Executive 2,000,000 restricted shares of the Company's common stock immediately upon execution of this agreement, which shares shall be certified by the board of directors of the Company to be non-assessable, fully paid, and issued without recourse of any kind or manner and are fully vested as of the date of this Agreement. If within the first year the Executive leaves employment by the Company, the Executive forfeits 1,000,000 restricted shares. Executive and the Company will review the tax implications associated with Executive’s equity arrangements with the Company and may reasonably modify or restructure those arrangements in view of possible negative tax implications for Executive.

4.4.           During the Term, provided that Executive is employed by the Company at the time, Executive shall have an opportunity to earn compensation other than those described in Sections 4.1-4.3 above of this Agreement to be determined by the Board in its sole discretion based on the Board’s annual and/or other review of, inter alia, the Company’s and Executive’s performance, including but not limited to the achievement of the Company’s and Executive’s objectives.

4.5.           The performance targets, standards and other criteria will be structured after Executive joins the Company and after the CEO, Board, the Chairman, Executive and others have had the opportunity to determine appropriate performance factors related to the Company and Executive based on a strategic review of Company priorities and other material issues.

5.           EMPLOYEE AND OTHER BENEFITS

5.1.           Executive shall be entitled to participate in all employee and executive benefit plans of the Company that the Company has adopted or may adopt, maintain or contribute to for the benefit of its executives and other employees at a level commensurate with his position subject to satisfying the applicable eligibility requirements.

5.2.           Under the employee benefit plans to be developed for the Company’s executives and other employees, as approved by the Board, the parties hereto anticipate that Executive shall be entitled to employee benefits, including but not limited to, those pertaining to 401k, comprehensive health, major medical, and dental insurance, disability insurance, life insurance, annual comprehensive physical examinations, and other paid employee benefits commensurate with persons in similar capacities in similarly sized and situated companies.

5.3.           The Company shall provide to Executive all employee and executive perquisites which other senior executives of the Company are generally entitled to receive and which will be subsequently and mutually agreed to by the Company and Executive, in accordance with Company policy set by the Board from time to time.

5.4.           Executive shall be entitled to annual paid vacation in accordance with the Company’s policy applicable to senior executives, but in no event less than four (4) weeks per calendar year (as prorated for partial years), which vacation may be taken at such times as Executive elects with due regard to the needs of the Company.  Any paid vacation time that Executive does not use during a calendar year shall accrue to the next year.

5.5.          Upon submission of appropriate documentation in accordance with its policies in effect from time to time, the Company shall pay or reimburse Executive for all business expenses which Executive incurs in performing his duties under this Agreement, including, but not limited to, travel, entertainment, professional dues and subscriptions, and all dues, fees, and expenses associated with membership in various professional, business, and civic associations and societies in which Executive participates in accordance with the Company's approval and policies in effect from time to time.

6.           RESTRICTIVE COVENANTS.

6.1.           Executive acknowledges that (i) he has a major responsibility for the operation, administration, development and growth of the Company's business, (ii) the Company's business is international in scope, (iii) his work for the Company has brought him and will continue to bring him into close contact with confidential information of the Company and its customers, and (iv) the agreements and covenants contained in this Section 6 are essential to protect the business interests of the Company and that the Company will not enter into this Agreement but for such agreements and covenants.  Accordingly, Executive covenants and agrees as follows:

6.1.1.                      Executive agrees that he shall not, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any person, other than in the course of Executive’s employment and for the benefit of the Company, either during the period of Executive’s employment or at any time thereafter, any nonpublic, proprietary or confidential information, knowledge or data relating to the Company, any of its subsidiaries, affiliated companies or businesses, which shall have been obtained by Executive during Executive’s employment by the Company.  Included, without limitation, among such protected proprietary or confidential information are trade secrets, trade "know-how", inventions, customer lists, business plans, operational methods, pricing policies, marketing plans, sales plans, identity of suppliers or customers, sales, profits or other financial information, all of which is confidential to the Company and not generally known in the relevant trade or industry.  This subsection 6.1.1 shall not apply to information that (i) was known to the public prior to its disclosure to Executive; (ii) becomes known to the public subsequent to disclosure to Executive through no wrongful act of Executive or any representative of Executive; or (iii) Executive is required to disclose by applicable law, regulation or legal process (provided that Executive provides the Company with prior notice of the contemplated disclosure and reasonably cooperates with the Company at its expense in seeking a protective order or other appropriate protection of such information). Notwithstanding clauses (i) and (ii) of the preceding sentence, Executive’s obligation to maintain such disclosed information in confidence shall not terminate where only portions of the information are in the public domain.

6.1.2 ..                      During Executive’s employment with the Company and for the one (1) year period thereafter, Executive agrees that he will not, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, knowingly solicit, aid or induce (i) any managerial level employee of the Company or any of its subsidiaries or affiliates to leave such employment in order to accept employment with or render services to or with any other person, firm, corporation or other entity unaffiliated with the Company or knowingly take any action to materially assist or aid any other person, firm, corporation or other entity in identifying or hiring any such employee, or (ii) any customer of the Company or any of its subsidiaries or affiliates to purchase goods or services then sold by the Company or any of its subsidiaries or affiliates from another person, firm, corporation or other entity or assist or aid any other persons or entity in identifying or soliciting any such customer (provided, that the foregoing shall not apply to any product or service which is not covered by the noncompetition provision set forth in subsection 6.1.3 below).

6.1.3.                      Executive acknowledges that he performs services of a unique nature for the Company that are irreplaceable, and that his performance of such services to a competing business will result in irreparable harm to the Company. Accordingly, during Executive’s employment hereunder and for the six months period thereafter, Executive agrees that Executive will not, directly or indirectly, (i) compete with respect to any services or products of the Company which are either being offered or are being developed by the Company as of the date of termination; or (ii)  own, manage, operate, control, be employed by (whether as an employee, consultant, independent contractor or otherwise, and whether or not for compensation) or render services to any person, firm, corporation or other entity, in whatever form, engaged in any business of the same type as any business in which the Company or any of its subsidiaries or affiliates is engaged on the date of termination or in which they have proposed, on or prior to such date, to be engaged in on or after such date and in which Executive has been involved to any extent at any time during the twelve (12)-month period ending after the date of termination, in any locale of any country in which the Company conducts business. This subsection 6.1.3 shall not prevent Executive from owning not more than one percent (1%) of the total shares of all classes of stock outstanding of any publicly held entity engaged in such business, nor will it restrict Executive from rendering services to charitable organizations, as such term is defined in Section 501(c) of the United States Internal Revenue Code.

6.1.4.                      Executive and the Company agrees that during the Term and for five (5) years thereafter not to make any public statements that disparage the other party, or in the case of the Company, its respective affiliates, employees, officers, directors, products or services. Notwithstanding the foregoing, statements made in the course of sworn testimony in administrative, judicial or arbitral proceedings (including, without limitation, depositions in connection with such proceedings) shall not be subject to this subsection 6.1.4.   For purposes of this subsection 6.1.4, “the Company” shall mean only (i) the Company by press release or other formally released announcement and (ii) Executive officers and directors thereof and not any other employees.

6.1.5.                      The Parties acknowledge and agree that the other party’s remedies at law for a breach or threatened breach of any of the provisions of Section 6 of the Agreement and, in recognition of this fact, the parties agree that, in the event of such a breach or threatened breach, in addition to, and not in lieu of any other rights and remedies available to the Company at law or equity, the other party, without posting any bond and without the necessity of proving damages, shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunctive or mandatory relief or any other equitable remedy which may then be available, without prejudice to any other rights and remedies which may be available at law or in equity.

6.1.6.                      If it is determined by a court of competent jurisdiction in any state or custody that any restriction in Section 6 of this Agreement is excessive in duration or scope or is unreasonable or invalid or unenforceable under the laws of that state, it is the intention of the parties that such restriction shall not affect the remainder of the covenant or covenants which shall be given full effect, without regard to the invalid or unenforceable portions, and that such restriction may be modified or amended by the court to render it enforceable to the maximum extent permitted by the law of that state, province, or country.

6.1.7.                      The parties hereto intend to and hereby confer jurisdiction to enforce the Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of such Restrictive Covenants.  In the event that the courts of any one or more of such jurisdictions shall hold such Restrictive Covenants wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the Company's right of the relief provided above in the courts of any other jurisdictions within the geographical scope of such Restrictive Covenants, as to breaches of such covenants in such other respective jurisdictions, the above covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants

6.1.8.                      The obligations contained in Section 6 of this Agreement shall survive the termination or expiration of Executive’s employment with the Company and shall be fully enforceable thereafter. The Company also acknowledges that the Executive is a consultant to NeuroMed Devices, Inc., and this association will not be deemed a violation of this agreement by Executive.

7.           TERMINATION.

7.1.           As set forth in subsection 2.3 above of this Agreement, Executive’s employment with the Company constitutes an “at-will” employment.  Subject to the Company’s obligations to provide severance benefits as specified herein, the Company may terminate its employment relationship with Executive at any time, upon written notice to Executive, for any or no cause or reason.

7.2.           The basic three-year term of this Agreement shall automatically be renewed on each third-year anniversary date of this Agreement, unless the Company or Executive elects to terminate the Agreement.

7.3.           In the event that the Company terminates Executive’s employment for Cause (as defined in subsection 7.4 below), as a result of Executive’s death or Disability (as defined in subsection 7.6 below) or as a result of Executive’s voluntary resignation (as defined in subsection 7.5 below), Executive (or in the event of Executive’s death, Executive’s spouse, heirs or estate) shall not be entitled to any compensation after the date of termination.

7.4.           For purposes of subsection 7.3 of this Agreement, "Cause" shall exist for such termination if Executive (i) is convicted  of a felony involving moral turpitude by a court of competent jurisdiction, (ii) commits any act of fraud or intentional misrepresentation intended to harm the Company, (iii) has engaged in serious misconduct, which conduct has, or would, if generally known, materially adversely affect the good will or reputation of the Company and which conduct Executive has not cured or altered within ten (10) days following written notice by the Board to Executive regarding such conduct, (iv) is in material breach under this Agreement, (v) Executive materially fails to perform the duties and responsibilities of his employment as set forth in Section 3 of this Agreement or as may be assigned or delegated to him from time to time by the Company, the Board, or Executive Committee of the Board, or (vi) willfully or intentionally fails to materially comply with a specific, written direction of the Board, the Chairman, or Executive Committee of the Board that is consistent with normal business practice and not inconsistent with this Agreement and Executive’s responsibilities hereunder, and, with regard to grounds (iv), (v) and (vi) the Board has given Executive thirty (30) days written notice of the grounds for the termination and the conduct required by Executive to cure such failure, with such conduct outlined with reasonable specificity, and Executive has not cured such failure, within the thirty (30) day period provided in the written notice to Executive.

7.5.           For purposes of subsection 7.3 of this Agreement, a voluntary termination does not include termination initiated by Executive in such circumstances as an unfavorable change in his duties and responsibilities or reporting responsibilities or a reduction in base salary proposed by the Board.  A termination of the nature described in the preceding sentence shall be considered a termination by the Board without “Cause” for purposes of this Agreement.

7.6.           For purposes of subsection 7.3 of this Agreement, “Disability” shall be defined as the inability of Executive to have performed his material duties hereunder due to a physical or mental injury, infirmity or incapacity for 120 days (including weekends and holidays) in any 365-day period.  The existence or nonexistence of a physical or mental injury, infirmity or incapacity shall be determined by an independent physician mutually agreed to by the Company and Executive (provided that neither party shall unreasonable withhold their agreement).

7.7.           If Company terminates Executive’s employment for a reason other than for Cause, Disability, Voluntary Resignation, or Death during the Term of this Agreement, Executive will be entitled to six months of severance pay from the termination date consisting only of Executive’s base salary plus medical, health and other non-salary/non-equity benefits under the Company’s employee benefit policies for that year.

8.           [INTENTIONALLY OMITTED].

9.           ASSIGNMENTS.

9.1.           This Agreement is a personal contract, and the rights and interests of Executive hereunder may not be sold, transferred, assigned, pledged or hypothecated except as otherwise expressly permitted by the provisions of this Agreement.  Executive shall not under any circumstances have any option or right to require payment hereunder otherwise than in accordance with the terms hereof.  Except as otherwise expressly provided herein, Executive shall not have any power of anticipation, alienation or assignment of payments contemplated hereunder, and all rights and benefits of Executive shall be for the sole personal benefit of Executive, and no other person shall acquire any right, title or interest hereunder by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against Executive.

9.2.           The Company shall have the right to assign this Agreement to any successor of substantially all of its business or assets, and any such successor and Executive shall be bound by all of the provisions hereof.

10.           NOTICES.

10.1.                      For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery if delivered by hand, (ii) on the date of transmission, if delivered by confirmed facsimile, (iii) on the first business day following the date of deposit if delivered by guaranteed overnight delivery service, or (iv) on the fourth business day following the date delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive:

SHIVA SHARAREH
27751 Daiseyfield Drive
Laguna Niguel, CA 92677

And

At the address (or to the facsimile number) shown
on the records of the Company

If to the Company:

Biofield Corp.
ATTN: Chairman James MacKay
c/o Stephen W.W. Ching, Jr., Esquire
Obermayer Rebmann Maxwell & Hippel LLP

One Penn Center, 19th Floor
1617 John F, Kennedy Boulevard
Philadelphia, PA 19103-1895
Fax: (267) 675-4743

With a copy to:
ATTN: Chairman James MacKay
c/o 1615 Walnut Street
3rd Floor
Philadelphia, PA 19103
james@themackaygroup.net

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

11.           SECTION HEADINGS.  The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

12.           ENTIRE AGREEMENT.  This Agreement supersedes any and all Agreements, whether oral or written, between the parties hereto, with respect to the employment of Executive by the Company and contains all of the covenants and Agreements between the parties with respect to the rendering of such services in any manner whatsoever.  Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise with respect to such employment not contained in this Agreement shall be valid or binding.  Any modification of this Agreement will be effective only if it is writing and signed by the parties hereto.

13.           SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity of unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

14.           GOVERNING LAW.  This Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

15.           BINDING NATURE.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective representatives, heirs, successors and assigns.

16.           COUNTERPARTS.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instruments. One or more counterparts of this Agreement may be delivered by facsimile, with the intention that delivery by such means shall have the same effect as delivery of an original counterpart thereof.

17.           ARBITRATION.  Any dispute or controversy arising under or in connection with this Agreement, other than injunctive relief under Section 6 of this Agreement or damages for breach of Section 6 of this Agreement, shall be settled exclusively by arbitration, conducted before a single arbitrator in Philadelphia Pennsylvania, administered by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules then in effect. The single arbitrator shall be selected by the mutual agreement of the Company and Executive, unless the parties are unable to agree to an arbitrator, in which case, the arbitrator will be selected under the procedures of the AAA. The arbitrator will have the authority to permit discovery and to follow the procedures that he or she determines to be appropriate. The arbitrator will have no power to award consequential (including lost profits), punitive or exemplary damages. The decision of the arbitrator will be final and binding upon the parties hereto. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. Each party shall bear its own legal fees and costs and equally divide the forum fees and cost of the arbitrator.

18.           INDEMNIFICATION.  The Company hereby agrees to indemnify Executive and hold him harmless to the fullest extent permitted by applicable law against and in respect to any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney’s fees), losses, and damages resulting from Executive’s good faith performance of his duties and obligations with the Company. In connection with the litigation or other matters subject to this section 18, Executive shall have the right to choose his own counsel, whose reasonable fees and expenses in connection with such litigation shall be paid by the Company.   This provision is in addition to any other rights of indemnification Executive may have.

19.           LIABILITY INSURANCE.  The Company shall cover Executive under directors and officers liability insurance both during and, while potential liability exists, after the term of this Agreement in the same amount and to the same extent as the Company covers its other officers and directors.

20.           WAIVER.  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and such officer or director as may be designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

21.           CODE SECTION 409A.  It is intended that any amounts payable under this Agreement and the Company’s and Executive’s exercise of authority or discretion hereunder shall comply with the provisions of Code Section 409A and the treasury regulations relating thereto so as not to subject Executive to the payment of interest and tax penalty which may be imposed under Code Section 409A. In furtherance of this interest, to the extent that any regulations or other guidance issued under Code Section 409A after the date of this Agreement would result in Executive being subject to payment of interest and tax penalty under Code Section 409A, the parties agree to amend this Agreement in order to bring this Agreement into compliance with Code Section 409A.

22.           REPRESENTATIONS.

22.1.                      The Company represents and warrants to Executive that the execution of this Agreement and the provision of all benefits and grants provided herein have been duly authorized by the Company, including action of the Board and Compensation Committee and, upon the execution and delivery of this Agreement by Executive, this Agreement shall be the valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

22.2.                      Executive represents and warrants to the Company that he has the legal right to enter into this Agreement and to perform all of the obligations on his part to be performed hereunder in accordance with its terms and that he is not a party to any agreement or understanding, written or oral, which could prevent him from entering into this Agreement or performing all of his obligations hereunder.

23.           WITHHOLDING.

23.1.                      The Company may withhold from any and all amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

[REMAINER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE TO FOLLOW]

THE UNDERSIGNEDS HAVE READ THE FOREGOING AGREEMENT, HAVE HAD THE OPPORTUNITY TO SEEK INDEPENDENT LEGAL COUNSEL, FULLY UNDERSTAND IT, AND, HAVE VOLUNTARILY EXECUTED IT ON THE DATE AND YEAR FIRST ABOVE WRITTEN.

BIOFIELD CORP.

BY:_____________________________                                                                                     Dated:________________________
SHEPARD G. BENTLEY
CEO

EXECUTIVE:

________________________________                                                                                     Dated:________________________
SHIVA SHARAREH